January 31, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: J. Nolan McWilliams

Re:	T3 Motion, Inc. Registration Statement on Form S-1 Filed December 15, 2010 File No. 333-171163

Dear Mr. McWilliams:

On behalf of T3 Motion, Inc. (the “Company” or “T3 Motion”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated January 11, 2011 (the “SEC Comment Letter”). We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. Concurrently herewith, we are filing with the Commission via Edgar transmission Amendment No. 1 to the Registration Statement (the “Amendment”). To aid in your review, we also have enclosed with this letter a copy of the Amendment which is marked to indicate all of the changes from the Registration Statement that was filed with the Commission on December 15, 2010.

The changes made in the Amendment are principally in response to the Staff’s comments. The numbered responses set forth below contain each of the Staff’s comments in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the Amendment. Capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

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General

1.	Please note that we will not be in a position to declare the registration statement effective until you have satisfactorily replied to and we have resolved all outstanding comments on your Form 10-K for the fiscal year ended December 31, 2009.

Response:

The Company notes the Staff’s comment and will continue to work on clearing all comments related to the Company’s Form 10-K for the fiscal year ended December 31, 2009. We understand that the Registration Statement cannot become effective until the comments have been cleared.

2.	In this regard, please update the Form S-1 to incorporate all applicable changes from our letters regarding the December 31, 2009 Form 10-K review dated October 7, 2010 and December 13, 2010.

Response:

The Company notes the Staff’s comment and all such changes will be incorporated into the Amendment, except for the comments that will be prospectively included in the Company’s financial statements for the year ended December 31, 2010. Please be advised that the Company plans to include the Company’s financial statements for the fiscal year ended December 31, 2010 in the next amendment to the Registration Statement, which will address any outstanding comments.

3.	Please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response:

Please be advised that the Company has removed all of the artwork from the body of the prospectus and is preparing artwork for the inside front cover page of the prospectus. The Company will supplementally provide to the Staff copies of such artwork as soon as it is completed.

4.	Please revise throughout to present loss figures by use of parenthesis.

Response:

The Company has revised the prospectus to present all loss figures in parenthesis.

5.	Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

Response:

The Company acknowledges that its financial statements will become stale prior to the date the Registration Statement will be declared effective. Accordingly, the Company will include the Company’s financial statements and related information for the year ended December 31, 2010 in the next amendment to the Registration Statement.

6.	An updated accountant’s consent should be included in any future amendments to your Form S-1 registration statement.

Response:

We acknowledge the Staff’s comment and will include an accountant’s consent in any future amendments to the Registration Statement where the financial statements are included in such amendment.

Prospectus Summary, page 1

7.	Please revise the second sentence of the introductory paragraph. We note that the summary is intended to be a complete summary.

Response:

The Company has revised the introductory paragraph to the Prospectus Summary to reflect the Staff’s comment.

8.	Please substantially revise the entire summary section so that it describes the same entity the financial statements do which shows that your net losses exceed your revenues. For instance, you repeatedly use the word “success”. In general, we believe that successful companies are ones which are profitable.

Response:

The Company has substantially revised the Prospectus Summary to add the requested language regarding the Company’s current net losses and to remove the references to the word “success”.

Our Company, page 1

9.	Please provide a balanced overview of your company by disclosing in the opening paragraphs your revenues, net losses, and accumulated deficit for the last three fiscal years and most recent interim period and disclose your auditor’s going concern qualification.

Response:

Per the Staff’s request, the Company has revised the section, Our Company, to include the requested information in the opening paragraphs of this section.

10.	Please delete “iconic” from the second sentence of the third paragraph of this section.

Response:

We respectfully believe that the word “iconic” is appropriate under the circumstances and should remain in this section. The unique and recognizable design of the T3 Series vehicles was the winner of the 2007 Spark Design award and the T3 Series ESV was also the winner of the 2007 Law Enforcement Innovation Award for best vehicle. Currently, to the Company’s knowledge, there is no other three-wheel, electric vehicle similar to the T3 Series ESV in the law enforcement and private security markets. The Company has received testimonials from a large number of police departments acknowledging the innovative design of the T3 Series ESV. In addition, please access the following link to a 2009 YouTube video that was prepared by the Coconut Creek Police Department on the T3 Series ESV, which demonstrates the “iconic” nature of this vehicle: (http://www.youtube.com/watch?v=UvlXR_4QDnE). This video was not solicited by the Company, nor was the Company involved in its creation. As a result, the Company believes its T3 Series ESV is “iconic” in its market and accordingly, the Company respectfully believes it is appropriate to include such terms in the prospectus.

11.	Please revise the third paragraph to explain what you mean by the “command presence” and “approachability” of the T3 Series or delete.

Response:

Per the Staff’s request, we have added disclosure to explain the use of these terms.

12.	We note that on page 68 you state that you believe your current assets will allow you to continue as a going concern through December 31, 2010. Please revise this section to disclose comparable information with, we assume, a new, later date.

Response:

The Company has revised the going concern disclosure per the Staff’s request.

13.	We note that you have a distributor in Israel, Lebanon, and the Middle East. Since both countries are in the Middle East, please tell us where the other distributor is located and the countries he services.

Response:

The Company currently has five distributors that pursue sales on its behalf in the United Arab Emirates, Qatar, Kuwait, Lebanon and Israel. Given the number of distributors in the Middle East, we have updated the disclosure to group the Company’s distributors by regions where appropriate.

CT Series, page 3

14.	Please delete “successful” from the second sentence of this subsection.

Response:

We have revised the language as requested by the Staff.

Our Growth Strategies, page 4

15.	Please revise by limiting your discussion of past performance and future expectations for your products to factual statements and remove marketing and other subjective language. Examples include “extensive” (the carryover paragraph on page 5), “success” page 5), “viral effect” (second bullet point on page 5), and “strong” brand (the fourth bullet points on page 5).

Response:

The Company has updated the growth strategies to remove marketing language per the Staff’s request.

16.	With a view to revised disclosure, please provide us with substantiation for the statement that your product has a “reputation as the ESV of choice...”

Response:

The Company has updated the growth strategies to remove the language as requested.

17.	Please revise the fourth bullet point to explain what gives you a “robust product roadmap” or delete.

Response:

The Company has updated the growth strategies to remove the foregoing language as requested.

18.	Please provide us with substantiation for your statements that you “have successfully built strong brand awareness” since 2007 and that you have received “increasing numbers of repeat orders...and the large volume orders from new customers.”

Response:

The Company has removed the reference to its strong brand awareness. We have set forth below the support which highlights certain customers who have placed a large number of repeat orders:

		Number of
		Purchase Orders
Customer	No. of Vehicles Purchased	Placed by Customer

Simon Properties	80	61
U.S. Securities	66	21
Target	137	10
Major Police Supply	132	68

19.  We note your disclosure in the last two sentences of the fifth bullet point on page 5 that you have received interest from “new emerging markets.” If you have not yet made significant sales to the new emerging markets, please revise to clarify.

Response:

The Company has removed the reference to “new emerging markets.”

20.	Please provide us with substantiation for your statement in the penultimate bullet point on page 5 that you have “put under contract the leading representative companies and distribution companies nationwide” and confirm that you have filed all material distribution contracts as exhibits to the registration statement.

Response:

The Company has revised the disclosure to remove the above referenced language. The Company previously filed its form of distribution agreement in its original Form S-1, which was declared effective in August 2008. The Company’s agreements with its distributors are all substantially the same as the agreement previously filed and largely just consist of the terms and conditions of the arrangement.

The Offering, page 9

21.	Please explain the references to NASDAQ on page 10 and in the risk factor on page 19 as it appears you will attempt to list your securities on the AMEX.

Response:

The Company has revised the filings to reflect its plans to list its securities on the NYSE Amex.

22.	Please include the proposed symbol for the units in the next amendment.

Response:

The Company has included a place holder for the proposed symbols in “Summary — The Offering” section of the prospectus and will include such symbols as soon as they are confirmed by the NYSE Amex.

Risk Factors, page 11

Adverse conditions in the global economy, page 12

23.	Please revise to discuss and quantify the specific impacts to you as a result of the risks you discuss here. We note in this regard your disclosure on page 66 attributing the decline in revenues for the fiscal year ended December 31, 2009 to adverse conditions in the global economy.

Response:

We have updated this risk factor to add additional clarification regarding the declining revenues resulting from the adverse conditions in the global economy.

Cautionary Language Regarding Forward Looking Statements, page 21

24.	Either remove this section or revise to state clearly that there is no safe harbor for forward-looking statements for penny stock issuers like you.

Response:

We have revised this section to specifically delete the reference to the safe harbor, and we acknowledge that the Company is not currently eligible for the safe harbor protection. However, please be advised that in connection with this offering, the Company will be listing its securities on the NYSE Amex, and accordingly, after the offering, the Company will no longer be a penny stock issuer. Since the prospectus will remain on the SEC’s website after the offering, we believe it is appropriate and prudent to include the references clarifying our intentions regarding the forward-looking statements in the prospectus.

Special Note Regarding Forward-Looking Statements, page 22

25.	Please remove this section as it repeats substantially all of the immediately preceding section.

Response:

We have deleted this language pursuant to the Staff’s request.

Use of Proceeds, page 23

26.	Please quantify the amounts you intend to use for each of the uses mentioned.

Response:

The Company has updated this section to reflect the amount of the net proceeds management plans to be used for each item listed, to the extent such uses are quantifiable.

27.	We note that you contemplate use of proceeds to reduce outstanding indebtedness. Please revise to include interest rate disclosure required by Instruction 4 to Item 504 of Regulation S-K. In addition, once you have determined the approximate net proceeds of the offering, please revise to disclose the approximate amount intended to be used for each purpose discussed in this section.

Response:

The Company has updated this disclosure to include the interest rate disclosure required by Instruction 4 of Item 504. The approximate amounts of planned uses are included where quantifiable at this time.

28.	We note that you may decide to change the use of proceeds “if opportunities or needs arise.” Please revise to clarify the specific contingencies that would cause management to alter the use of proceeds and the alternative uses as a result. Refer to Instruction 7 to Item 504 of Regulation S-K.

Response:

We have deleted references to such contingencies but have clarified that a portion of the proceeds will be used for general working capital and corporate purposes such as research and development and sales and marketing, but no specific programs are contemplated at this time. As such, those amounts cannot be currently quantified. We have revised the disclosure to clarify that management will have broad discretion regarding the use of the balance of these proceeds.

Description of Business, page 26

Market and Industry Overview, page 27

29.	We note you have relied on reports from third-party sources for data. Please confirm that the reports you cite from third party sources are publicly available either for free or at nominal cost.

Response:

Please note the third party market data used in the prospectus was obtained from sources that are either free or are available at a nominal cost.

30.	Please update this section to provide current industry data. We note that you provide more recent data in your Form 10-K for the fiscal year ended December 31, 2009.

Response:

The Company has revised this section to include updated industry data.

CT Series, page 30

31.	Your disclosure on page 59 states that the CT Micro Car was introduced to the market in September 2009. However, we note the table on page 32 does not appear to include revenues from sales of the CT Micro Car as of September 30, 2010. Please revise to clarify. If sales of CT Micro Cars are included in the “T3 Series” line item, revise to discuss your relative product mix.

Response:

The Company has revised its disclosure to add a separate line item to clarify the exact amount of sales attributable to the CT Micro Car. We have also added disclosure in the Prospectus Summary to clarify that substantially all of the Company’s revenues to date have been derived from sales of our T3 Series vehicles and related accessories.

GT3, page 31

32.	Please reconcile your disclosure that the GT3 will be released in 2011 with disclosure on page 59 that you introduced the GT3 in June 2010.

Response:

The Company has clarified that the GT3 Commuter Vehicle was introduced in 2010 and sales are expected to start in late 2011.

Future Projects, page 31

33.	Please disclose when you intend to enter the international market with the T3i Series and disclose whether you will incur any significant additional costs to develop and introduce this product to market.

Response:

The Company has clarified that it is already selling its T3i Series in several international regions and has already engaged distributors in such regions. Since the Company is using independent distributors in these markets, it does not anticipate incurring material additional costs to expand in these markets.

Growth Strategies, page 32

Return on Investment (ROI), page 33

34.	Please provide us with substantiation for your belief that your “product demonstrates an approximate cost savings of $17,000 to $24,000 per year over gas powered vehicles.”

Response:

The following is the estimated cost savings provided by one of our major customers regarding the savings they have achieved by using a T3 Series instead of gas powered vehicles. Please note that a significant portion of the savings is due to the fluctuation in the cost of gasoline:

Gas savings ($2.25/Gallon)	$12,400.00	15 gallon tank $33.75/day
		Oil changes, tune-ups, tires,
Maintenance savings	$1,200.00	and service
Insurance savings	$3,600.00	$300 per month
Vehicle Registration Fee savings	$300.00	Once per year

Annual savings	$17,500.00	($7,000.00 variance across real estate platforms)

Marketing and Distribution, page 34

35.	Please substantiate your statement in the first bullet point that “one packaged T3 Series is able to fulfill the client’s needs for a multi-shift deployment related to competing products.”

Response:

To our knowledge, there are no other competing products that offer swappable batteries. If a customer needs to patrol on multiple shifts, the customer would generally need to purchase two vehicles due to the recharging requirements. The ability to maintain an extra set of batteries allows our vehicle to continuously operate. This feature has been a substantial selling point for the T3 Series vehicle.

Operating and Manufacturing Strategy, page 35

36.	Refer to the second sentence of this paragraph. Please revise to state that it is your belief that you have reputable suppliers and explain how this enables you to “immediately leverage manufacturing practices at minimal cost” or delete.

Response:

We have deleted the above reference regarding leveraging manufacturing practices and have qualified our statement regarding our reputable suppliers to our belief.

Current Customers, page 37

37.	If any current customers account for 10% or more of your revenues, please name them and give the percentage.

Response:

We added disclosure in this section to clarify that no single customer accounted for more that 10% of our revenues for the year ended December 31, 2009 or the nine months ended September 30, 2010.

Management, page 38

38.	Please revise the biographies of your officers and directors to remove references to public companies’ ticker symbols.

Response:

The Company has removed all references to the ticker symbols pursuant to the Staff’s request.

39.	Please revise the last sentence of the biography of Ki Nam to disclose his position at Powerwave Technologies and briefly explain the specific attributes, skills, or actions that enabled him to “guide the company to number five...” in 2000 or delete.

Response:

The Company has updated the biography to include Mr. Nam’s position at Powerwave but we have removed the disclosure regarding his guiding that company.

40.	Please revise the biography of Noel Chewrobrier to include business experience, including names of the companies worked for, for the previous five years.

Response:

Mr. Chewrobrier’s biography has been updated to include his business experience and the companies where he worked for the past five years.

Director and Executive Compensations, page 41

Employment Agreements, page 44

Kelly Anderson, page 45

41.	Please rewrite this section to remove the defined term “Executive,” which makes this section read like a contract rather than a prospectus.

Response:

The Company has rewritten this section in its entirety.

Security Ownership of Certain Beneficial Owners and Management, page 49

42.	Please revise the footnotes to the beneficial ownership table to identify the natural person(s) who exercise voting or dispositive control over the shares held by Immersive Media Corp. and Total Force International Limited.

Response:

We have revised the table as requested.

Management’s Discussion and Analysis, page 58

Results of Operations, page 64

Net Revenues, page 64

43.	Please revise to discuss in greater detail the nature of the “vendor supply issues” that resulted in orders not being shipped during the third quarter, when you expect these issues to be resolved, and whether you will incur significant costs or lost or cancelled sales as a result. Revise your risk factor disclosure as well.

Response:

Please see the updated disclosures in this regard.

Liquidity and Capital Resources, page 68

44.	Please revise to discuss liquidity on both a short-term and long-term basis. Short-term is twelve months or less. Additionally, disclose your monthly cash burn rate. Refer to Instruction 5 to Item 303(a) of Regulation S-K. Revise the appropriate risk factors and summary in this manner as well.

Response:

We have revised both our liquidity disclosure and our going concern disclosures and risk factors to address our liquidity needs and timing. While our monthly average cash burn rate for the past twelve months was approximately $400,000, our monthly cash burn rate varies from month to month based on the amount of products shipped in such month and the amount of accounts receivable collected and the amount of volume discount purchases required to meet the product build expectations. As such, we believe that disclosing the monthly burn rate would be misleading to potential investors. We have however added further disclosure regarding our cash needs on both a short and long term perspective. We believe that the proceeds from this offering will allow the Company to continue as a going concern through at least the end of 2011; however, the amount of cash we ultimately will use will depend on the extent to which we can pursue our expansion plans. We do plan to raise additional debt or equity financing after the offering for such expansion.

Underwriting and Plan of Distribution, page 76

45.	We note your disclosure that if all the units are not sold at the public offering price, the underwriters may change the offering price and other selling terms. Please explain how any change in the offering price and/or other selling terms would be reflected in the prospectus. For example, disclose whether a post-effective amendment would be filed and declared effective prior to any offers or sales being made at different prices or with different selling terms. We may have additional comment after reviewing your response.

Response:

Such change in terms is not anticipated. However, if a reduction in the offering price of the units is required to fully re-market the units, such change would be reflected in a supplement to the final prospectus. Such change would not affect the net offering proceeds to the Company.

Financial Statements, page F-1

46.	We note from the prospectus cover pages that the company plans to effect a stock split prior to the effectiveness of the Form S-1 registration statement. Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the stock split as required by SAB Topic 4C.

Response:

The Company will update the Registration Statement once the split has been effected.

Report of Independent Registered Public Accounting Firm, page F-19

47.	In accordance with the Company’s October 29, 2010 response to prior comment 1 in our letter dated October 7, 2010, please revise to include the additional paragraph in the audit report concerning the change in accounting principle.

Response:

The Company will amend its Form 10-K for the year ended December 31, 2009 to include a revised independent registered public accounting firm’s report concerning the change in accounting principle after all comments in our October 29, 2010 response letter are cleared by the Staff. We will then subsequently revise the report of the independent registered public accounting firm in the registration statement.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (424) 239-1890, or by facsimile at (424) 239-1882.

Very truly yours,

LKP Global Law, LLP

/s/ Ryan Hong

Ryan Hong, Esq.